Exhibit 99.8

CONSENT OF AUTHOR

(Daniel D. Johnson, P.Eng. JDS Energy & Mining Inc., with an office at

206-3200 Richter Street, Kelowna, BC, Canada)

To: Mountain Province Diamonds Inc.

United States Securities and Exchange Commission

Re: Mountain Province Diamonds Inc.’s Incorporation by Reference of the “2014 Technical Report”, “”Gahcho Kué Project:, 2014 Feasibility Study; NI 43-101 Technical Report” as Amended May 27, 2014, with effective date March 31, 2014”” and inclusion of references to the 2014 Technical Report in the Company’s Form 40-F for the year ended December 31, 2016.

I, Daniel D. Johnson, P.Eng., consent to the incorporation by reference of extracts of the 2014 Technical Report entitled ““Gahcho Kué Project:, 2014 Feasibility Study; NI 43-101 Technical Report” as Amended May 27, 2014, with effective date March 31, 2014”” and inclusion of references to the 2014 Technical Report in the Company’s Form 40-F for the year ended December 31, 2016.

I consent to extracts from, or a summary of, the 2014 Technical Report in Item 4D from sub-headings Extracts from Technical Report, (the “relevant sections”) of Mountain Province Diamonds Inc.’s Form 40F filing with the Securities and Exchange Commission, for the year ended December 31, 2016.

I confirm that I have read the relevant sections of the Form 40F filing for Mountain Province Diamonds Inc. for the year ended December 31, 2016, and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 28th day of March, 2017.

/s/ Daniel D. Johnson, P.Eng.
Signature of Qualified Person

Daniel D. Johnson, P.Eng.
Name of Qualified Person